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Exhibit 4.9

FORM 51-102F3
MATERIAL CHANGE REPORT
(Amended)

ITEM 1.	Reporting Issuer
SQI Diagnostics Inc. 36 Meteor Drive Toronto, ON M9W 1A4
ITEM 2.	Date of Material Change
July 4, 2011.
ITEM 3.	Press Release
A press release in the form of Schedule A attached hereto was disseminated on July 4, 2011 via Canada Newswire.
ITEM 4.	Summary of Material Change

SQI Diagnostics Inc. ("SQI" or the "Company") (TSX-V: SQD), a medical systems automation company focused on evolving laboratory-based biomarker testing, announced that it has entered into an agreement to acquire all of the share capital of Scienion AG ("Scienion"), a German-based microarray manufacturing equipment and microarray print and development services company for a purchase price of CDN$15 million in cash and the issuance of 735,294 common shares in the capital of SQI.

The closing of the transaction is subject to a number of customary closing conditions and regulatory approvals, and is subject to financing. The parties to the transaction include: Peppermint Holding GmbH; Peppermint Venture Capital GmbH & Co. KG; Max-Planck-Gesellschaft zur Förderung der Wissenschaften e.V.; S-Venture Capital Dortmund GmbH; NRW.BANK Venture Fonds GmbH & Co. KG; IBB Beteiligungsgesellschaft mbH; KfW, Anstalt des öffentlichen Rechts; VC Fonds Berlin GmbH; S-Capital Dortmund GmbH & Co. KG; and certain other individuals.
ITEM 5.	Full Description of Material Change

On July 4, 2011 the Company entered into an agreement with those of Scienion's shareholders having the required percentage of ownership of share capital to "drag along" the other shareholders pursuant to the Scienion shareholders' agreement (the "Vendors") to purchase all of the shares of Scienion for aggregate consideration to be satisfied by a closing cash payment of CDN$15,000,000 of which approximately €5,500,000 will be utilized to satisfy certain debt settlements and CDN$1,750,000 will be placed in escrow pursuant to the terms of a holdback escrow agreement) and the issuance of 735,294 SQI common shares.

The parties to the acquisition have provided representations and warranties, which include representations and warranties with respect to Scienion made by Dr. Holger Eickhoff, the Managing Director of Scienion, in favour of SQI. Additionally, the Vendors will each be giving standard representations and warranties with respect to their ownership of Scienion's shares. The representations and warranties will be repeated at closing.

The closing of the acquisition is subject to standard conditions precedent in respect of the acquisition which include resignation by all members of Scienion's supervisory board, a release of Scienion by the Vendors and all members of Scienion's supervisory board, trade working capital together with Scienion's bank account balances are to be satisfactory to SQI, any required approvals of the TSX Venture Exchange with respect to the issuance of SQI's common shares as partial consideration for the purchase price, Scienion having no debts or other obligations other than the debt in respect of the debt settlement amount and a loan in the amount of €300,000 on Scienion's balance sheet, the closing of a financing of at least CDN$30,000,000, and SQI's receipt of Scienion's audited financial statements which will not adversely differ from Scienion's unaudited financial statements in any material respects.

The acquisition agreement may be terminated if the closing does not occur on or before September 30, 2011. Additionally, either party may terminate the acquisition upon payment of a break fee in the amount of CDN$250,000 if a party terminates its obligations as a result of the non-terminating party's breach of its obligations or failure to use commercially reasonable efforts to satisfy any conditions precedent within such non-terminating party's control.

The Vendors have agreed to indemnify SQI in respect of claims or losses arising as a result of certain events which include breaches of representations and warranties and covenants, and certain tax matters. Additionally, SQI has agreed to indemnify the Vendors in respect of claims or losses arising as a result of certain events, which include breaches of representations and warranties and covenants. These indemnities are subject to the following limitations:
• Neither SQI nor the Vendors will be liable with respect to any breach of the majority of representations and warranties and covenants after March 31, 2013;
• The Vendors will not be liable with respect to any tax matters under the acquisition agreement in respect of which they are providing an indemnity after June 30, 2013;
• Neither SQI nor the Vendors will be liable with respect to any inaccuracy or misrepresentation in any fundamental representation or warranty after five years from the closing date; and
• Neither SQI nor the Vendors will be liable with respect to certain breaches of covenants after two years following the date the relevant party gained knowledge of such breach.

The liability of the Vendors under the indemnities has been capped under certain circumstances such that, generally, no Vendor will be liable in excess of the holdback amount. However, with respect to any brokerage fees to be paid by Scienion or with respect to certain fundamental representations and warranties and covenants, each Vendor may be severally liable up to each Vendor's share of the purchase price. Further, there is no cap on the Vendors' liability with respect to certain tax matters, the Vendors' legal fees, intentional misrepresentation or fraud.

SQI's liability under the indemnities has been capped under certain circumstances such that, generally, SQI will not be liable in excess of CDN$250,000. However, with respect to certain fundamental representations and warranties and certain covenants, SQI may be liable up to CDN$2,500,000. Further, SQI may be liable up to €2,500,000 in the event of a breach of certain covenants relating to Scienion's solvency. Additionally, there is no cap on SQI's liability with respect to intentional misrepresentation or fraud.
ITEM 6.	Reliance on subsection 7.1(2) of National Instrument 51-102
Not applicable.
ITEM 7.	Omitted Information
No significant facts have been omitted from this report.

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ITEM 8.	Senior Officer
Andrew Morris Chief Financial Officer Phone: (416) 674-9500 ext. 229 E-mail: amorris@sqidiagnostics.com
ITEM 9.	Date of Report
DATED at Toronto, Ontario this 14th day of July 2011.

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 SCHEDULE "A"

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES.
ANY FAILURE TO COMPLY WITH THIS RESTRICTION MAY CONSTITUTE A VIOLATION OF U.S. SECURITIES LAW.

SQI Diagnostics to Acquire Scienion AG, a Leader in Microarray Manufacturing

        Toronto, Ontario, July 4, 2011 — SQI Diagnostics Inc. ("SQI" or the "Company") (TSX-V: SQD), a life sciences company that develops and commercializes proprietary technologies and products for advanced microarray diagnostics, today announced that it has entered into an agreement to acquire all of the share capital of Scienion AG, a German-based microarray manufacturing equipment and microarray print and development services company for a purchase price of CDN$15 million in cash and the issuance of 735,294 common shares in the capital of SQI.

        SQI believes Scienion is a market leader in microarray printing development, microarray production systems and contract microarray print and development services for the life sciences industry. The Company's proposed acquisition of Scienion will further the Company's entry into the market for providing enabling technologies for multiplexed protein, antibody, antigen and molecular (genetic) microarrays.

        Specifically, the Company believes that the proposed acquisition will:

  •
  enable it to combine its assay commercialization leadership, its range of cleared and in-development processing and analytical systems for running microarray tests and the expertise of the two companies for highly technical microarray printing capabilities;

  •
  strengthen the Company's technology leadership position in microarray printing, surface chemistry, and automation of microarray processes;

  •
  accelerate the commercialization of the Company's pipeline of in vitro diagnostic products through the use of Scienion's arrayer equipment and complete "print solution";

  •
  provide the Company with access to Scienion's base of more than 400 customers, many of whom are potential customers for the Company's service offerings and research use only and in vitro diagnostic products;

  •
  provide sales support for Scienion's equipment, products and services in North America;

  •
  give the Company access to Scienion's sales and engineering support foothold to leverage the Company's suite of diagnostic products and services in Europe; and

  •
  diversify the Company's revenues and add financial strength: annual revenues for Scienion were over CDN$5 million for the fiscal year ended December 31, 2010 with approximately CDN$400,000 in earnings before interest, taxes, depreciation and amortization.

        The closing of the transaction is subject to a number of customary closing conditions and regulatory approvals, and is subject to financing. The parties to the transaction include: Peppermint Holding GmbH; Peppermint Venture Capital GmbH & Co. KG; Max-Planck-Gesellschaft zur Förderung der Wissenschaften e.V.; S-Venture Capital Dortmund GmbH; NRW.BANK Venture Fonds GmbH & Co. KG; IBB Beteiligungsgesellschaft mbH; KfW, Anstalt des öffentlichen Rechts; VC Fonds Berlin GmbH; S-Capital Dortmund GmbH & Co. KG; and certain other individuals.

        This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities of the Company in any jurisdiction in which such offer, solicitation or sale would be unlawful. The securities to be offered may not be offered or sold within the United States absent registration under the United States Securities Act of 1933, as amended, and applicable state securities laws, or pursuant to an applicable exemption from the registration requirements thereof.

About Scienion

        Scienion AG provides systems and services for the contact-free printing of biological and chemical agents for human diagnostics, pharmaceutics, veterinary, plant and food analytics and research. Scienion provides flexible off the shelf solutions for research and development and customized solutions for production purposes. Scienion has leading technology in the area of ultra low volume liquid handling, particularly for the handling of precious and sensitive compounds of biological or chemical origin. Scienion's dispensers allow for contact-free and precise drop spotting in the pico- to nano-liter range and are suited for microarray based analytics — as for tests with DNA, oligonucleotides, peptides, proteins, antibodies, glycans or for dispensing cells onto various carriers. For more information, please visit www.scienion.de. The contents of the website are specifically not incorporated by reference in this press release.

About SQI Diagnostics

        SQI Diagnostics is a life sciences company that develops and commercializes proprietary technologies and products for advanced microarray diagnostics. The Company's proprietary microarray tests and fully-automated systems are designed to simplify protein and antibody testing workflow, increase throughput, reduce costs and provide excellent data quality. For more information, please visit www.sqidiagnostics.com. The contents of the Company's website are specifically not incorporated by reference in this press release.

For further information please contact:

Chief Financial Officer Andrew Morris 416.674.9500 ext. 229 amorris@sqidiagnostics.com	Media and Investor Relations Adam Peeler 416.815.0700 ext. 225 apeeler@equicomgroup.com

FORWARD-LOOKING INFORMATION

        This press release contains certain forward-looking statements, including, without limitation, statements containing the words "may", "plan", "will", "estimate", "continue", "anticipate", "intend", "expect", "in the process" and other similar expressions which constitute "forward-looking information" within the meaning of applicable securities laws. Forward-looking statements reflect the Company's current expectation and assumptions, and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated. These forward-looking statements involve risks and uncertainties including, but not limited to, our expectations regarding the completion of the proposed acquisition of Scienion AG, including obtaining the necessary financing and regulatory approvals, assuming the completion of the proposed acquisition, the integration of the businesses of SQI and Scienion, the Scienion business being less profitable than expected, potential undisclosed liabilities associated with the proposed acquisition, exchange rates fluctuations and interest rates fluctuations, general economic and market segment conditions, competitor activity, technology changes, regulatory approvals and international risk and currency exchange. More specific risks include that SQI management will not be able to integrate the two businesses, or that the entities will not realize some or all of the expected synergies set out above or other synergies expected by management due to incompatibilities in the merging business, the inability of management to bring about such synergies or a changing business environment rendering such synergies inadvisable or uneconomical. After integrating the businesses, the suite of product and service offerings may not perform as expected if shifting demand moves in a direction away from the expected business model of the merged entity, if competitors are able to take market share away from the merged entity or if changing technology adversely impacts the merged businesses. In addition, while the Company expects Scienion's customers to continue and expend their relationship with the merged entity, there can be no assurance that such relationships will continue as expected, if at all. Such statements reflect the current views of the Company with respect to future events and are subject to certain risks and uncertainties and other risks detailed from time-to-time in the Company's ongoing filings with the securities regulatory authorities, which filings can be found at www.sedar.com. Actual results, events, and performance may differ materially. Readers are cautioned not to place undue reliance on these forward-looking statements. The Company undertakes no obligation to publicly update or revise any forward-looking statements either as a result of new information, future events or otherwise, except as required by applicable securities laws.

DEFINITION OF NON-GAAP MEASURES: EBITDA

        This announcement contains reference to EBITDA. This measurement represents operating income before depreciation, amortization, interest, income taxes and non-controlling interest. This measurement is a widely accepted financial indicator of a company's ability to service and incur debt. It should not be considered as an alternative to operating income or net earnings, as an indicator of operating performance or cash flows, or as a measurement of liquidity, but as additional information. Because EBITDA is not a measurement defined by generally accepted accounting principles in Canada or Germany, it may not be comparable to the EBITDA of other companies.

        Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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  Exhibit 4.9
FORM 51-102F3 MATERIAL CHANGE REPORT (Amended)
SCHEDULE "A" NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES. ANY FAILURE TO COMPLY WITH THIS RESTRICTION MAY CONSTITUTE A VIOLATION OF U.S. SECURITIES LAW.
SQI Diagnostics to Acquire Scienion AG, a Leader in Microarray Manufacturing